Exhibit 99.1

Spark Networks Appoints Bert Althaus as Chief Financial Officer

July 29, 2019

- Bert Althaus Brings Over 15 Years of Financial and Industry Experience

- Company Reiterates Target of over $50MM Adjusted EBITDA in 2020

- Schedules First Half 2019 Financial Results Call for August 29, 2019

BERLIN, July 29, 2019 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV) ("Spark"), a leading global dating company, today announced that Bert Althaus is joining the company as Chief Financial Officer, effective September 16th, 2019.

Bert currently serves as Senior Vice President Finance for Berlin-based home24 SE, the leading home and living e-commerce platform in continental Europe and Brazil. A data-driven technology company, home24 is listed on the Frankfurt Stock Exchange (H24.DE). Prior to joining home24, he spent over eight years at Ernst & Young. Bert holds a bachelor's and master's degree in business administration from Friedrich Schiller University Jena, Thuringia, Germany, and brings great international experience having also worked and lived in the USA, Argentina and Russia.

"Bert brings extensive financial and operational experience that will be a tremendous asset to our leadership team as we continue to grow and disrupt the $5 billion online dating market," said Jeronimo Folgueira, CEO of Spark. "It is also very beneficial for us to have our CFO based once again at our headquarters in Berlin. I am extremely confident that Bert's proven track record will enable us to maximize scale and continue to drive cost efficiencies throughout the business. The Board of Directors and I are delighted to welcome him to the company and look forward to his contribution as we progress towards our target of over $50 million Adjusted EBITDA in 2020."

"I am excited to join Spark Networks at such an exciting and pivotal time and be part of such an experienced and highly motivated management team," said Bert Althaus. "With the acquisition of Zoosk, Spark Networks is now the second largest dating company in North America in revenue. The company's extensive portfolio of iconic brands and its new tech platform holds great potential to significantly scale. I'm thrilled to join Spark as the company continues product and operational excellence, cost efficiency, and market disruption."

Bert will replace Rob O'Hare, who has resigned to pursue a senior financial executive role at another company based in San Francisco. Rob will continue to serve as Chief Financial Officer until Bert's start date and will assist with transitional matters thereafter. "On behalf of the Board, I would like to thank Rob for his extraordinary contributions to Spark Networks over the last four and a half years, and especially for his support since the merger between Spark Networks Inc. and former Affinitas GmbH, as well as for all the work he did to make the acquisition of Zoosk possible. Rob has been a great partner in this amazing journey that saw the company increase in size nearly three-fold and I wish him all the best in his future endeavors," added Jeronimo. The integration of Zoosk will continue to be led by Herbert Sablotny, while the New York office will be headed by Cristina Ceballos, Spark's Controller.

Today, the company also announced it will release first half 2019 financial results on Thursday, August 29, 2019 after the close of the financial markets. The Company will host a conference call at 4:30 p.m. Eastern Time to discuss these financial results with the investment community.

Call Title: Spark Networks SE First Half 2019 Earnings Conference

Call Toll-Free (United States): 1-877-705-6003

Toll-Free (Germany): 0-800-182-0040

International: 1-201-493-6725

In addition, the Company will host a webcast of the call which will be accessible in the Investor Relations section of the Company's website at http://investor.spark.net.

A replay will begin approximately three hours after completion of the call and run until September 12, 2019.

Replay

Toll-Free (United States): 1-844-512-2921

International: 1-412-317-6671

Passcode: 13693171

ABOUT SPARK NETWORKS SE

Spark Networks SE is America's second largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV", with headquarters in Berlin, Germany, and offices in New York, Utah and San Francisco. The company's widening portfolio of premium and freemium dating apps include Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks Inc in 2017 and the addition of Zoosk Inc in 2019. Spark has over one million monthly paying subscribers globally.

Investors:

Rob O'Hare

Chief Financial Officer

investor@spark.net

Press Enquiries:

Phoebe Dunn

press@spark.net

Non-IFRS Financial Metrics

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, impairment of intangibles, and non-recurring costs. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is net (loss)/profit for the relevant period. Adjusted EBITDA is one of the primary metrics by which Spark evaluates the performance of its businesses, budget, and forecast and compensates management. Spark believes this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that Spark does not consider representative of its ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, non-cash currency translation adjustments, (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years, including severance, transaction advisory fees, and integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing Spark's operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

Spark's Adjusted EBITDA expectation for the combined company in 2020 does not include certain charges and costs. The adjustments to EBITDA in these periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior quarters, such as (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. The exclusion of these charges and costs in future periods will have a significant impact on the combined company's Adjusted EBITDA. Spark is not able to provide a reconciliation of this non-IFRS financial guidance to the corresponding IFRS measure without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Forward-Looking Statements

This document contains "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements in this press release other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark's actual performance or achievements to be materially different from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made, and Spark assumes no duty to update any forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements using forward-looking terminology such as "will" and "expect;" statements about Spark's target of over $50 million of Adjusted EBITDA in 2020; statements relating to the appointment of Spark's new Chief Financial Officer; statements regarding Spark's ability to maximize scale and continue to drive cost efficiencies; statements regarding the potential of Spark's product portfolio; statements regarding Spark's product and operational excellence, cost efficiency and market disruption, and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the risk that the benefits from the Zoosk acquisition may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark operate; (ii) the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk; (iii) the reaction to the transaction of the companies' customers, employees and counterparties; (iv) diversion of management time on merger-related issues; (v) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; and (vi) other risks that are described in Spark's public filings with the SEC. For more information, see the risk factors described in Spark Networks' Annual Reports on Form 20-F and other filings with the SEC.